Term Sheet To product supplement ZZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1668ZZ Registration Statement No. 333-184193 Dated December 11, 2012; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Digital Return Notes Linked to the Performance of the Chilean Peso Relative to the U.S. Dollar due December 27, 2013
General
•
The notes are designed for investors who seek a return at maturity linked to the performance of the Chilean Peso (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is positive (meaning that the Chilean Peso strengthens relative to the U.S. dollar), investors will receive at maturity a return on their investment equal to the Digital Return of 14.75%. If the Currency Performance is zero or negative (meaning that the Chilean Peso remains unchanged or weakens relative to the U.S. dollar) by not more than 15.00%, investors will be entitled to receive at maturity the Face Amount of notes. However, if the Currency Performance is negative by more than 15.00%, investors will be fully exposed to the negative Currency Performance, and will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. Investors should be willing to lose a significant portion or all of their initial investment if the Currency Performance is less than -15.00%. The notes do not pay any coupons. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing December 27, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about December 14, 2012 (the “Trade Date”) and are expected to settle on or about December 19*, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Chilean Peso (“CLP”)
Reference Currency:	U.S. dollars (USD)
Digital Return:	14.75%
Payment at Maturity:
•      If the Currency Performance is positive, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Digital Return, calculated as follows:
$1,000 + [$1,000 x Digital Return]
•      If the Currency Performance is zero or negative by not more than 15.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.

•      If the Currency Performance is less than -15.00%, you will lose 1.00% of the Face Amount of your notes for every 1.00% the Currency Performance is negative, calculated as follows:
$1,000 + ($1,000 × Currency Performance)
You will lose a significant portion or all of your investment in the notes if the Currency Performance is less than -15.00%. In no case will the Payment at Maturity be less than zero. Any Payment at Maturity is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and  the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance  will equal 100%. There is no comparable limit on the negative performance of the Underlying Currency. However, in no case will the Payment at Maturity be less than zero.

Spot Rate:
On any day, the USD/CLP mid-spot rate, at approximately 4:00 p.m. London time, for the Underlying Currency against the U.S. dollar, expressed as units of Chilean Pesos per one U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on the Reuters Page “WMRSPOT09” (or any successor page) on such date of calculation. A higher Spot Rate indicates a weakening of the Underlying Currency against the U.S. dollar, while a lower Spot Rate indicates a strengthening of the Underlying Currency against the U.S. dollar. If the foregoing Spot Rate is unavailable (or is published in error), the Final Valuation Date may be postponed and the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner as described under “Description of Securities — Adjustments to Valuation Dates” in the accompanying product supplement.

Initial Spot Rate:	The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The Spot Rate for the Underlying Currency on the Final Valuation Date
Final Valuation Date†:	December 23, 2013
Maturity Date†:	December 27, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RAR4 / US25152RAR49
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

†	Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
December 11, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What are the Possible Returns on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Spot Rate?

The following table illustrates the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume a hypothetical Initial Spot Rate of 475.00 and reflect the Digital Return of 14.75%. The actual Initial Spot Rate will be determined on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, observed on the Final Valuation Date.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Spot Rate	Currency Performance	Payment at Maturity	Return on the Notes
47.50	90.00%	$1,147.50	14.75%
95.00	80.00%	$1,147.50	14.75%
142.50	70.00%	$1,147.50	14.75%
190.00	60.00%	$1,147.50	14.75%
237.50	50.00%	$1,147.50	14.75%
285.00	40.00%	$1,147.50	14.75%
332.50	30.00%	$1,147.50	14.75%
380.00	20.00%	$1,147.50	14.75%
427.50	10.00%	$1,147.50	14.75%
451.25	5.o0%	$1,147.50	14.75%
475.00	0.00%	$1,000.00	0.00%
498.75	-5.00%	$1,000.00	0.00%
522.50	-10.00%	$1,000.00	0.00%
546.25	-15.00%	$1,000.00	0.00%
570.00	-20.00%	$800.00	-20.00%
593.75	-25.00%	$750.00	-25.00%
617.50	-30.00%	$700.00	-30.00%
665.00	-40.00%	$600.00	-40.00%
712.50	-50.00%	$500.00	-50.00%
760.00	-60.00%	$400.00	-60.00%
807.50	-70.00%	$300.00	-70.00%
855.00	-80.00%	$200.00	-80.00%
902.50	-90.00%	$100.00	-90.00%
950.00	-100.00%	$0.00	-100.00%
997.50	-110.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the Chilean Peso strengthens relative to the U.S. dollar), resulting in a Currency Performance of 5.00%. Because the Currency Performance of 5.00% is positive, the investor receives a return equal to the Digital Return of 14.75% and a Payment at Maturity of $1,147.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 14.75%) = $1,147.50

Example 2: The Final Spot Rate is greater than the Initial Spot Rate (the Chilean Peso weakens relative to the U.S. dollar), resulting in a Currency Performance of -5.00%.  Because the Currency Performance of -5.00% is negative by not more than 15.00%,the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The Final Spot Rate is greater than the Initial Spot Rate (the Chilean Peso weakens relative to the U.S. dollar), resulting in a Currency Performance of -30.00%.  Because the Currency Performance of -30.00% is negative by more than 15.00%, the investor is fully exposed to the negative Currency Performance and receives a cash payment of $700.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL IS FIXED AND LIMITED –  If the Currency Performance is positive, you will be entitled to receive the Digital Return of 14.75%, resulting in a maximum Payment at Maturity of $1,147.50 per $1,000 Face Amount of notes, regardless of the appreciation of the Underlying Currency relative to the Reference Currency, which may be significant. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – If the Currency Performance is zero or negative by not more than 15.00%, you will receive a Payment at Maturity of $1,000 per $1,000 Face Amount of notes. However, if the Currency Performance is negative by more than 15.00%, you will lose an amount equal to 1.00% of the Face Amount of your notes for every 1.00% the Currency Performance is negative. Accordingly, you could lose your entire investment in the notes.

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SINGLE UNDERLYING CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Chilean Peso, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency appreciates relative to the U.S. dollar, and will decrease as the Underlying Currency depreciates relative to the U.S. dollar.

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TAX CONSEQUENCES – The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of a note purchased at its original issuance for the Face Amount. This discussion replaces in its entirety the discussion in the accompanying product supplement under the heading "U.S. Federal Income Tax Consequences." It applies to you only if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (the “Code”). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and “Medicare contribution tax” consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an “individual retirement account” or a “Roth IRA”), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a U.S. holder (as defined below) with a functional currency that is not the U.S. dollar and/or who holds a note as a part of a “straddle.”

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this term sheet, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or foreign tax laws. You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.  If you are a taxable U.S. investor, you should not purchase the notes unless you are confident, following consultation with your tax adviser, that you will be able to determine and report taxable income or loss with respect to your notes under a highly complex set of rules.

Tax Treatment

There is substantial uncertainty regarding the U.S. federal income tax characterization of the notes.  Based on current market conditions, we intend to treat them for information reporting purposes as "nonfunctional currency contingent payment debt instruments" the "denomination currency" of which is the Underlying Currency.  Our treatment of the notes as debt instruments will likely be binding on you, but not on the Internal Revenue Service (the “IRS”).  Except where otherwise indicated in the discussion below applicable to non-U.S. holders (as defined below), the discussion that follows assumes that the notes are properly treated as debt instruments the denomination currency of which is the Underlying Currency.

Tax Consequences to U.S. Holders

You are a “U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Your tax consequences will be governed by highly complex provisions, set out in the Treasury regulations under Section 988 of the Code, that address the taxation of a debt instrument providing for one or more currency-linked contingent payments.  Under this treatment, notwithstanding the fact that we will not make any payment on a note prior to the Maturity Date, and regardless of your method of tax accounting, in each year that you own a note you will be required to accrue (as interest income) an amount of Underlying Currency determined, and translated into U.S. dollars, as described below.

We are required to determine a “comparable yield” for the notes in the Underlying Currency.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument, denominated in the Underlying Currency, with terms otherwise similar to those of the notes, including seniority, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingent payment on, or the liquidity of, the notes.  Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a fixed payment of Underlying Currency on the Maturity Date that would produce a yield to maturity on the notes equal to the comparable yield.

Neither the comparable yield nor the projected payment constitutes a representation by us regarding the actual amount that we will pay on a note. We will either specify the comparable yield and the projected payment schedule in the final pricing supplement or indicate how you may contact us to obtain this information.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals in respect of your notes, unless you timely disclose and justify the use of other estimates to the IRS.  Regardless of your tax accounting method, you will generally be required to accrue interest on the notes at the comparable yield (in the Underlying Currency), translated into U.S. dollars as described below, and to make certain adjustments to reflect the difference, if any, between the actual and the projected amount of the payment at maturity.

You will generally include in income the U.S. dollar value of the accrued interest (determined in the first instance in units of the Underlying Currency), based on the average currency exchange rate for the applicable accrual period, or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within each taxable year.  Alternatively, you may elect to translate interest income for an interest accrual period into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year).  An election to use this spot rate convention will apply to all debt instruments you own for which you must accrue income in a non-functional currency, and cannot be changed without the approval of the IRS.

Upon a taxable disposition of a note, including at maturity, any gain you realize will be ordinary income, and any loss you realize will very generally be ordinary loss to the extent of previous interest inclusions, and thereafter will be capital loss.  These consequences are governed by a complex set of calculations under which, depending on the facts, some of your ordinary gain may be treated as interest income and the rest (if any) as ordinary foreign exchange gain, or alternatively, some of your ordinary loss (and in some circumstances, some of what would otherwise be capital loss) may be treated as ordinary foreign exchange loss.  In certain circumstances, it is also possible that you could be required to recognize ordinary foreign exchange gain in excess of your overall gain and a related capital loss. The deductibility of capital losses is subject to limitations.  If you were to recognize a foreign currency exchange loss above a specified threshold, you could be required to file a disclosure statement with the IRS.  You should discuss the application of these complex rules with your tax adviser.

Tax Consequences to Non-U.S. Holders

You generally are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a note who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the note or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

Subject to the discussion below under “—Possible Alternative Treatment of the Notes,” any income or gain you realize with respect to a note should not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8BEN and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the note, including the possible imposition of a 30% branch profits tax if you are a corporation.

Possible Alternative Treatment of the Notes

Although we will treat the notes as debt instruments for information reporting purposes, this characterization is not binding on the IRS.  If the IRS were to treat the notes as non-debt instruments, your tax consequences could be materially and adversely affected.  In particular, you should be aware that in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments that are not treated as indebtedness for U.S. federal income tax purposes. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require you to accrue income, subject to withholding tax, over the term of the notes, possibly on a retroactive basis.

Information Reporting and Backup Withholding

Accruals of interest income and cash proceeds received from a disposition of a note (including payment at maturity) will be subject to information reporting unless you qualify for an exemption.  Cash proceeds may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance and will depend on whether, and the extent to which, the Currency Performance is positive or negative.  If the Currency Performance is less than -15.00%, your investment will be fully exposed to the negative Currency Performance and you will lose 1.00% of your investment for every 1.00% the Currency Performance is negative. In this scenario, you will lose a significant portion or all of your investment in the notes.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Currency Performance is positive, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus the product of $1,000 and the Digital Return of 14.75%, regardless of the appreciation in the Underlying Currency relative to the Reference Currency, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,147.50 for every $1,000 Face Amount of notes. You will receive a return reflecting the Digital Return only if the Currency Performance is positive.

•
YOU WILL NOT BE ENTITLED TO THE DIGITAL RETURN IF THE CURRENCY PERFORMANCE IS NOT POSITIVE – If the Underlying Currency remains unchanged or depreciates relative to the Reference Currency, resulting in the Currency Performance not being positive, you will not be entitled to receive the Digital Return. If the Currency Performance is zero or negative by not more than 15.00%, you will receive $1,000 per $1,000 Face Amount of notes. If the Currency Performance is less than -15.00%, your investment will be fully exposed to the negative Currency Performance and you will lose 1.00% of your investment for every 1.00% the Currency Performance is negative. In this scenario, you will lose a significant portion or all of your initial investment in the notes.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY – You may receive a lower Payment at Maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Holders of the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries; and

•	the extent of governmental surpluses or deficits in Chile and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States, Chile and other countries important to international trade and finance.

•
CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation changes and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

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LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of and return on the notes.

•
THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY RELATIVE TO A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK – Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Chilean Peso, relative to a single currency, the U.S. dollar. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency will not be offset or moderated by potential favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

•
THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS – In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U. S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

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THE LIQUIDITY AND TRADING VALUE OF, AND AMOUNTS PAYABLE UNDER, THE NOTES COULD BE AFFECTED BY THE ACTIONS OF THE GOVERNMENTS OF THE UNDERLYING CURRENCY AND THE REFERENCE CURRENCY — The exchange rate of the Underlying Currency and the Reference Currency is a floating exchange rate. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There may not be an adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting the Underlying Currency or the Reference Currency.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate of the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY – Changes in the Underlying Currency during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Currency Performance by measuring the percentage change from the Initial Spot Rate to the Final Spot Rate, as set forth herein. The Currency Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rate. As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Underlying Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Final Valuation Date and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rate may differ substantially from the published exchange rate of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. Thus, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency;

•	the time remaining to maturity of the notes;

•	interest rates and yields in the market generally and in the markets of the Underlying Currency and the U.S. dollar;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency or the Reference Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Spot Rate and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available on the Final Valuation Date The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. The calculation agent also maintains, in performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN AND ENTAIL POTENTIALLY ONEROUS TAX COMPLIANCE BURDENS – There is substantial uncertainty regarding the United States federal income tax consequences of owning the notes.  For information reporting purposes, we intend to treat the notes as "nonfunctional currency contingent payment debt instruments." Under this treatment, if you are a taxable U.S. investor, in each year that you own a note you generally will be required to accrue, as interest income, an amount of Underlying Currency that is determined by reference to the "comparable yield" at which we could issue a fixed-rate debt instrument denominated in the Underlying Currency.  For purposes of filing your U.S. federal income tax return, you will be required to translate each accrual of Underlying Currency into U.S. dollars, generally based on average exchange rates for the accrual period in question.  Any gain you recognize with respect to a note will be treated as ordinary income.  In addition, you will generally be required to determine currency exchange gain or loss with respect to the payment you receive at maturity (or upon an earlier taxable disposition), and may be subject to special reporting requirements if any such currency exchange loss exceeds a specified threshold.  Our treatment of the notes as debt instruments will likely be binding on you, but not on the IRS.  We are not required to, and will not, provide the information regarding exchange rates that you will need in order to file your U.S. federal income tax returns.

You should review carefully the discussion above under “Selected Purchase Considerations—Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.  If you are a taxable U.S. investor, you should not purchase the notes unless you are confident, following consultation with your tax adviser, that you will be able to determine and report taxable income or loss with respect to your notes under a highly complex set of rules.

Historical Information

The following table and graph show the historical exchange rates for the number of units of Chilean Pesos per one U.S. dollar. The table uses daily exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for period-end exchange rates. The graph uses daily exchange rates that are based on  Bloomberg end-of-day quotations. The Bloomberg quotations are not the same as the Spot Rate set forth above. The table shows the historical high, low and period-end exchange rates for the period from January 2, 2002 through December 10, 2012. The numbers appearing in the table may have been rounded for ease of analysis. The graph following the table sets forth the historical exchange rate performance for the period from December 10, 2002 through December 10, 2012.

The historical data set forth below are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. A lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency, while a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg may differ from the Spot Rate for the Underlying Currency. We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Chilean Peso
Historical Quarterly High, Low and Period-End Exchange Rates
January 2, 2002 through December 10, 2012
(expressed as units of Chilean Pesos per one U.S. dollar)

Chilean Peso	High	Low	Period End
2002	759.75	641.05	720.25
2003	757.05	592.60	592.75
2004	652.85	555.63	555.75
2005	594.70	508.15	512.00
2006	551.28	508.75	532.35
2007	549.70	491.85	497.95
2008	686.57	427.40	638.50
2009	649.25	486.15	507.45
2010	553.52	467.35	468.00
2011	535.76	454.92	519.55
2012 (through December 10, 2012)	522.79	467.00	475.60

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.